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                                                                Exhibit (c)(i)

              Note 4 to the financial statements of the Partnership
                  included in the Form 10-K of the Partnership
                   for the fiscal year ended December 31, 1995

4.       Transactions with Related Parties

Two Winthrop Properties, Inc. ("Two Winthrop" of the "Managing General Partner"), Winthrop Securities Co., Inc. ("Winthrop Securities" or the "Selling Agent") and Winthrop Management are wholly owned subsidiaries of First Winthrop Corporation which, in turn, is wholly owned by Winthrop Financial Associates, A Limited Partnership ("WFA"). WFA and its affiliates manage or advise a large number of partnerships organized to own or operate apartment complexes, as well as other real estate investments, or to invest in other limited partnerships that own or operate apartment complexes or other real estate investments.

Winthrop Management is the management agent for all four properties. Pursuant to each management agreement, the partnerships and trust pay a 5% management fee based on gross rental collections. The total management fee paid by the Properties for the years ended December 31, 1995, 1994 and 1993 amount to $329,814, $316,494 and $315,588, respectively.

Beginning with the quarter in which the Investment Date occurs (February 1986) and for each quarter thereafter, the general partners generally are entitled to percentages of cash available for distribution subordinated to a specified minimum return to the limited partners, as described in the partnership agreement.

During the liquidation stage of the Partnership, the general partners and their affiliates are entitled to receive certain distributions, subordinated to a specified minimum return to the limited partners, as described in the partnership agreement.